

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2015

Via E-mail
Scott Landow
Chief Executive Officer
Bridgetech Holdings International, Inc.
2705 Garnet Avenue
Suite 2a
San Diego, CA 92109

> Re: **Bridgetech Holdings International, Inc.**
> **Preliminary Information Statement on Form 14C**
> **Filed February 26, 2015**
> **File No. 000-51697**

Dear Mr. Landow:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by amending your preliminary information statement to provide the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in a response.

After reviewing any amendment to your preliminary information statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that on February 20, 2015 you entered into a merger agreement in which you will issue 5.85 million shares of common stock for all outstanding shares of John Keeler & Co. As such, it appears that your information statement should include all of the information required under Item 14 of Schedule 14A including historical and pro forma financial statements for both the acquiring and target company. We refer you to Note A to Schedule 14A. Please amend your information statement accordingly to provide this information with respect to your merger with John Keeler & Co., Inc.

Purpose and Material Effect of the Reverse Stock Split, page 5

2. Please amend your disclosure to indicate whether you have any plans, arrangements, understandings, etc. for the newly authorized but unissued shares that will become available following your 1-for-500 reverse stock split. If you have no such plans, arrangements, understandings, etc., please amend your disclosure to state as such.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director